UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549



                          AMENDMENT NO. 3
                                TO
                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934



                    BENTLEY PHARMACEUTICALS, INC.
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                          (Name of Issuer)


              Common Stock, Par Value $.02 per Share
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                  (Title of Class of Securities)


                             082657107
                    --------------------------
                          (CUSIP Number)


                John F. Perry, 95 North Mill Road,
                Atlanta, GA 30328, (404) 250-9302
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       (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)


                          December 2, 1998
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D/A

CUSIP No. 082657107


1.     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

      JOHN F. PERRY, EXECUTOR OF THE ESTATE OF RICHARD C. PERRY
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           (b)
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

      00
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5.    CHECK BOX IF CLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
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7.    SOLE VOTING POWER

      925,000
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8.    SHARED VOTING POWER


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9.    SOLE DISPOSITIVE POWER

      925,000
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10.   SHARED DISPOSITIVE POWER


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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,000
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%
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14.   TYPE OF REPORTING PERSON*

      OO, IN
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Item 1.    Security and Issuer

     The class of securities to which this amended Schedule 13D relates is the common stock, par value $.02 per share (the "Stock"), of Bentley
Pharmaceuticals,
Inc., a Florida corporation (the "Company"), whose address is:

          1 Urban Center, Suite 550
          4830 West Kennedy Boulevard
          Tampa, FL  33609

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Item 2.    Identity and Background

           a.    John F. Perry, Executor of the Estate of Richard C. Perry
(the
"reporting person").

           b.    Business Address:  95 North Mill Road, Atlanta, Georgia
30328.

           c. John F. Perry is the brother of Richard C. Perry, deceased, and is the executor of his estate (the "Estate"). John F. Perry is also President of Perry & Co. (an insurance premium finance management company), 2635 Century Parkway, N.E., Suite 1000, Atlanta, Georgia 30345.

           d. The reporting person has never been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           e. The reporting person is not and has never been subject to any judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.    Source and Amount of Funds or Other Consideration

           All acquisitions of the Stock have been made by exercising warrants with a combination of funds from the Estate and bank loans made in the ordinary course of business.

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Item 4.    Purpose of Transaction

           The Stock previously acquired by the Estate has been purchased for investment purposes. The Estate may make additional purchases or may dispose of some or all of the Stock owned by it in the future in amounts and at times which have not been determined. The Estate has no present plans with regard to the Company other than as an investor in the Stock.

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Item 5.    Interest in Securities of the Issuer

           a. The Estate is presently the beneficial owner of 1,325,000 shares of common stock (the "Stock"), believed by the reporting person to represent 11.0% of the issued and outstanding shares of common stock of the Company.

           b. The reporting person, as executor of the Estate, has sole voting power and sole power to dispose or direct the disposition of the stock and sole right on behalf of the Estate to receive dividends from or proceeds from the sale of the Stock.

           c. All shares beneficially owned by the Estate were acquired in open market transactions or through the exercise of warrants acquired in open market transactions. On December 2, 1998, the Estate sold in private transactions the following securities:

       Name                          Class of Stock           Amount
       ---------------------         ----------------         ---------
       Michael McGovern              Common                   350,000
       Michael McGovern              Class B Warrants         2,000,000
       Renaissance US Growth
         and Income Fund III         Common                   400,000
       Renaissance US Growth
         and Income Trust PLC        Common                   400,000
       John F. Chappell              Common                   100,000
       Eddie Liu                     Common                   40,000

           d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

           e.    Not applicable

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Item 6.    Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer

           Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to the securities of the Company.

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Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Amendment No. 3.


                                       Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    December 15, 1998
-----------------------
       Date

                                       /s/  John F. Perry
                                ---------------------------------
                                            Signature

                                     John F. Perry, Executor of
                                     Estate of Richard C. Perry
                                 ---------------------------------
                                            Name/Title